News Release

Fidelity National Information Solutions Selected to Provide
Suite of Technology Tools for Prudential Real Estate

Alliance Endorses Unified Desktop Suite
and Validates the Strength of FNIS’ Technology

SANTA BARBARA, CA, May 13, 2002 — Fidelity National Information Solutions (Nasdaq: FNIS), the nation’s most comprehensive source for real estate-related data, services and technology solutions, announced today that it has entered into an exclusive agreement with The Prudential Real Estate Affiliates, Inc., a Prudential Financial (NYSE:PRU) company, as an application service provider of a unified Internet product suite for the company. FNIS is the only company to provide a comprehensive, fully scalable suite of Internet-based support services, including a robust transaction management platform.

As part of the agreement, FNIS will create a unique unified desktop suite called PreaWebDeskSM to integrate with PREA Center, Prudential Real Estate’s proprietary extranet, used by over half of the company’s approximately 43,000 real estate sales professionals. The suite standardizes and streamlines real estate-related processes to create efficiencies in daily operations and improve the overall real estate transaction experience. Services offered via PreaWebDesk will include Transaction CenterSM, a transaction management platform that helps manage the entire real estate sales cycle. Additional services offered via the desktop include a proprietary property valuation application offered as Home Value Advisor, which enables real estate professionals to provide accurate pricing and neighborhood trend data.

“Through our agreement with FNIS, we expect that we will be able to give our real estate affiliates a program for providing a higher and more consistent level of customer service, no matter the size, style or price of a home, or whether the consumer is a buyer or seller or both,” said Earl Lee, president, The Prudential Real Estate Affiliates, Inc. “We did a tremendous amount of research when choosing a provider for these services and FNIS clearly offers the greatest amount of value for our affiliates and shares our direction for the future.”

“We embrace Prudential Real Estate’s vision for the future of technological advancement in our industry,” states Eric Swenson, president and COO, Fidelity National Information Solutions. “Prudential Real Estate is an innovative leader within the real estate industry and we are honored to have been selected as their preferred technology and business provider for these services.”

The FNIS solution includes AgentOffice™, TransactionPoint™ and On-Line Agent™ desktop software. FNIS announced the AgentOffice enterprise suite in January 2002 and commercial availability began in April 2002.

“FNIS’ unified desktop suite will add value for Prudential Real Estate Network affiliates by creating substantial opportunities for increased efficiencies, revenue and service throughout the entire homeownership cycle,” states Shane Cranton, executive vice president of FNIS’ Real Estate Professional Solutions Division. “We are providing Prudential Real Estate Network affiliates with the best business tools available in the real estate industry today.”

About Fidelity National Information Solutions

Fidelity National Information Solutions (FNIS) is the first company to effectively address the full range of needs for data, services and solutions required by lenders and real estate professionals during a property transaction. As the nation’s most comprehensive source for real estate-related information services and technology solutions, mortgage lenders, commercial lenders, and risk management professionals utilize FNIS for real estate tax services, credit reporting services, flood compliance services, automated valuation and appraisal services, hazard disclosure, and other products that utilize the industry’s most comprehensive, current and accurate databases. As the premier data and service provider in the Internet-based MLS systems industry, over 400 organizations using FNIS’ MLS applications, which combine the best features of three proven Internet browser systems designed to scale from the smallest to the largest MLS organizations.

FNIS is a majority-owned subsidiary of Fidelity National Financial (FNF), the nation’s largest title insurance and diversified real estate related services company. FNF’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issue approximately 30 percent of all title insurance policies nationally. The Company provides title insurance in 49 states, the District of Columbia, Guam, Mexico, Puerto Rico, the U.S. Virgin Islands and Canada.

About Prudential Real Estate and Relocation Services

Prudential Real Estate and Relocation Services is Prudential Financial’s integrated real estate brokerage franchise and relocation services business. The real estate group markets franchises primarily to existing real estate companies. As of December 31, 2001, there were approximately 1,540 franchise offices and approximately 43,000 sales professionals in the franchise network in the U.S. and Canada. Most franchisees are independently owned and operated. Prudential Financial’s real estate franchise group network has grown significantly since it began offering franchises in 1988 and is now one of the largest real estate brokerage franchise networks in North America. For more information, visit www.prudential.com.

Tender Offer for Micro General Corporation

On April 30, 2002, FNIS publicly announced a tender offer to acquire all of the outstanding stock of Micro General Corporation (NASDAQ:MGEN) in exchange for shares of FNIS common stock. In connection with the proposed transaction, FNIS will file an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of these documents may also be obtained from FNIS by directing a request to Fidelity National Information Solutions, Inc. Investors Relations, 4050 Calle Real, Santa Barbara, California, 93110.

Forward Looking Statements

This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Fidelity National Information Solutions to be different from those expressed or implied above. FNIS expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the “Management Discussion and Analysis” section of FNIS’ Form 10-K and other reports and filings with the Securities and Exchange Commission.

News Release

SOURCE: Fidelity National Information Solutions

CONTACTS: Daniel Kennedy Murphy, Senior Vice President, Finance and Investor Relations, Fidelity National Financial, Inc., 805-696-7218, dkmurphy@fnf.com; Darcy Patch, Vice President of Marketing, Fidelity National Information Solutions, 949-477-1173, dpatch@fnf.com; Chris Abel, Manager, Public Relations, Prudential Real Estate and Relocation Services, 949-794-4755, chris.abel@prudential.com